UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
　　　[ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

REVNATION REVITUP INC.

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

August 1, 2022

Physical Address of Issuer:

200 Continental Dr., Suite 401, Newark, DE 19713

Website of Issuer:

www.revnationinc.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

Mundial Financial Group, LLC

CIK number of intermediary:

0001455325

SEC file number of intermediary:

008-68154

CRD number, if applicable, of intermediary:

149531

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the Offering.

Type of Security Offered:

Class C Common Stock

Target number of securities to be offered:

1,500,000 Shares of Class C Common Stock

Price (or method for determining price):

$1.00 per Share

Target offering amount:

$1,500,000

Minimum Investment Amount:

$100

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis   ☒ First-come, first-served basis   ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

5,000,000 Shares of Common Stock

Deadline to reach the target offering amount:

June 1, 2024

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$0	$0
Cash & Cash Equivalents	$21,762	$0
Accounts Receivable	$5	$0
Short-term Debt	-$16,243	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Revnation Revitup Inc

By



_____
(Signature)

Dominique L. Nelson
President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Dominique L. Nelson
President

_____5/8/23_____
(Date)

TABLE OF CONTENTS

June 2, 2023

REVNATION REVITUP INC.

FORM C
Up to $5,000,000 Shares of Class C Common Stock
$1.00 per Share



Revnation Revitup Inc ("Revnation", the "Company," "we," "us," or "our"), is offering a minimum amount of $1,500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of Class C Common Stock, 5,000,000 Shares at $1.00 per Share, par value $0.001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by June 1, 2024 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Mundial Financial Group, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Class C Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Agent and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Revnation Revitup Inc.

ELIGIBILITY

2. **Revnation Revitup Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.revnationinc.com

The issuer must continue to comply with the ongoing reporting requirements until:
- (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- (2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
- (3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
- (4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Dominique L. Nelson	CEO, Revnation Revitup Inc.	Oversee the daily operations, marketing, and management of Revnation Revitup Inc	2017-Present
	Sr. Network Engineer, United States Department of Labor	Plans, designs, implements, monitors, and maintains the operational health of the local and wide area networks. Proactively monitors and reports on overall network service performance and takes action to correct deficiencies in monitoring and controlling the quality of individual network services.	July 2015 - November 2021

BIOGRAPHICAL INFORMATION



Dominique L. Nelson,
CEO

Dominique is a certified and skilled professional. He began his professional path in 2000 working in Information Technology as a Systems Administrator. After nine (9) years on the front lines of Information Technology, Dominique earned his respective credentials to become a Systems Analyst for The Federal Reserve Board of Governors in Washington DC in 2009. He maintained his role as an Information Systems Analyst for five years before advancing his career to support Cisco Networks, where he designed, configured, and monitored data centers. Dominique's unique set of analytical, organizational, and technical skills has made him a leader in his professional life, and this led to his Senior level position with the United States Department of Labor where he maintained his role as a Senior Network Engineer for over six years before dedicating his talents to Revnation Revitup Inc. in 2017.

Dominique is the founder and CEO of Revnation Revitup Inc. where he oversees the daily operations to promote Revnation Revitup Inc. and take it to the next level of success.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Introduction

The Automotive industry has a great future prospect as it is a necessity for car enthusiasts no matter their Age or Gender. In today's society both men and woman are interested in the upkeep and performance of their vehicles. Therefore we have established Revnation to fulfill the needs by offering Race Fuels, Vinyl wraps, Performance Parts, and Motor oil.

This Company was established in August 2022 by six individuals that are committed and determined in involving themselves in business. We decided to establish and register this Company as a Corporation because the conditions and requirements are suitable with our needs and desires. We also believe that a Corporation has many advantages compared to other types of businesses.

Revnation is a business which provides services in terms of offering quality products to its customers at their fingertips.

Mission
Our mission is to "Move Car Culture Forward through Events, Performance, Fueling and Social Media".

This Company will be led by strong, knowledgeable, and skilled individuals with the experience to make this Company successful.

Our main objective of the business is to offer superior service with quality products at an affordable price. By doing so, this will attract more customers and entice existing customers to return. Revnation's short-term objectives consist of fuel deployment and logistics. Our retail motor oil and ethanol-based racing fuels offer the most advanced formulation for top engine performance. Our freight forwarding service using will use Tesla brand semi-trucks to move fuel in tankers; this leads to zero carbon emissions, and thus, Revnation doing its part to contribute to an ever-increasing green environment. Long-term objectives consist of opening dual fuel and charging stations in major cities across the nation. Another long-term plan is to open warehouses with service bays that can be rented to Revnation members through a subscription service

At this location, we do not have any competitor's that offer the same services. As a result this is an advantage for us to achieve the maximum amount of profit. However, we believe even if we had competitors, nothing would scare us because of our advantages which are high quality, affordability and optimum consumers delight.

Company Assets
Currently, Revnation owns and operates Revnation.net, social media platforms, fueling and two tractor trailers. As our customer base expands, we anticipate larger inventories and higher demand for our products.

Products

In 2023, we are embarking on the first full year of scaling to prepare for mass deployment and have acquired 1,500 drums of fuel. The Revnation App is currently in Beta stage and ready to be released to both the Apple and Android store. Our Vinyl wraps, are boxed and ready for shipment. Performance Parts are currently in a mass storage facility being held for deployment. Revnation Motor Oil is in full stock and available for purchase. Our high quality clothing line is set and readily available for the auto enthusiast. As a result, we are continuously focused on growth and increasing shareholder value. In this critical first year, we are significantly focused on sales growth and driving an increase in cash flow. The entire team of Revnation, as well as our network, is performing with unrelenting focus throughout the year to ensure that our customers are our primary focus. Our goal is to dramatically improve execution across our base business while building competitive advantages in growth areas such as rapid delivery of parts to professional shops and ease of online ordering for both Do It Yourself (DIY) and Professional Customers.



Revnation provides a wide range of Automotive products, from a full line of Performance Parts with light weight carbon fiber technology to Race Fuels with faster ignition time and flame propagation. Overall, Revnation Automotive Supply meets the following Automotive needs:

Race Fuels: Our Race Fuels are known for being more eco-friendly than regular gasoline. There's another benefit that only a few people know about. It can increase your engine's power! It offers high octane power so naturally, E85's high alcohol content makes it the highest octane fuel on the market. This means that the vehicle ECU used together with Revnation Race fuels does not need to retard ignition or lower the boost pressure in any circumstances. This means more performance – just when you need it. Our race fuel is popular in racing because the engine runs cooler with E85 than with gasoline. This is because Ethanol has over 1/3rd of oxygen by mass, which is higher than in oxygenated race fuels, where the levels are below 15% of oxygen by mass. When oxygen is introduced as part of the fuel to the engine, the heat energy is used to change the state of fuel from liquid to gas. Alcohol has nearly ten times the cooling effect when comparing to gasoline. Cooler temperatures mean there's less risk of heat build-up in the motor. Heat build-up can cause all kinds of problems in racing: everything from reduced power output to engine failure. Ethanol is much purer than gasoline, e.g., the main impurity substance sulfur content is 90% lower in E85 compared to regular gasoline. Sulfur can contaminate catalysts and is a problem for particulate filters. They can quickly become blocked by sulfur, which can permanently damage the engine. Ethanol-powered engines are much cleaner than engines burning gasoline. It matters when it comes to engine power. Clogged-up fuel injectors, for example, don't create as much power as clean fuel injectors. Speaking of fuel injectors, E85 fuel can actually clean the engine for you. Ethanol is an effective cleaner that can remove deposits in the fuel injectors and throughout the cylinder head.


REVNATION
FITMENT
AMSOIL

Performance Parts: There are many high-performance parts that are capable of increasing horsepower and helping your engine reach its full potential. To get the most out of your vehicle's engine with performance parts, they need to be the right fit and installed properly. We sell only the best high-performance parts for your car! We offer Carbon Fiber Parts such as Hoods, trunk lids, door panels, mirrors, GT Wings, Roofs, Interior Pieces, and More!

CARBON FIBER PARTS EXPRESS

Motor Oil: Revnation Corporation's high performance vehicle oil is called "Revnation Platinum Motor Oil" (RPMO). This high-performance and fully synthetic motor oil will be specifically tailored for modified vehicles seeking a performance improvement. Revnation Corporation plans to have RPMO stocked on store shelves and online in Summer 2023.


REVNATION
PLATINUM MOTOR OIL
100 % FULL SYNTHETIC
FOR GASOLINE ENGINES
SAE 5W-30
PERFORMANCE DRIVEN
Motor Oil
5QT
4731ml
OUT PERFORMS THE LEADING SYNTHETIC OIL

In addition, Revnation Corporation's motor oil for heavy-duty vehicles is also in development and nearing completion. The motor oil is specialized for heavy-duty diesel engines. This synthetic oil will have a blend equipped with technology that protects these engines against wear, deposits, and oil breakdown. This technology will be advantageous for these heavy-duty vehicles as truckers can expect outstanding protection, exceptional engine cleanliness, emissions compatibility, and solid shear stability.

The motor oil will also be compatible with virtually all heavy-duty diesel engines, it will be suitable for off-highway applications, and it will be compatible with hard-working diesel and gasoline engines (which include pick-up trucks, sport utility vehicles [SUVs], mini-vans, and motorcycles). Learn more about RPMO below:

PERFORMANCE PERKS

- RPMO is a motor oil crafted with clean and natural gas instead of crude formulas.
- RPMO is a fully synthetic motor oil that is pure and offers next-level performance.
- RPMO is trusted and compatible with high-performance vehicles, heavy-duty vehicles, and racecars.
- With RPMO's technology, it operates in a manner that ensures a clean and healthy engine.
- RPMO also ensures better fuel economy, allowing high-performance/heavy-duty vehicle owners to drive for at least 500 extra miles.
- RPMO ensures that high-performance/heavy-duty are protected from horsepower losses.
- RPMO is equipped with impressive wear protection, allowing for stellar protection from oil/ engine friction.
- RPMO also proves itself in the harshest conditions, providing extreme and efficient performance varying from the coldest winter temperatures to intense summer heat.

RECOMMENDED APPLICATION AND USE

- Based on preparation and testing, RPMO is recommended for use in all high-performance and heavy-duty vehicles and is safe for any driving condition.
- For the best performance and results, Revnation Corporation recommends applying and using RPMO as a standalone product instead of mixing it with other branded motor oils.
- Revnation Corporation also strongly recommends consulting your vehicle's owner's manual to know the correct oil grade and other performance recommendations.


REVNATION
PLATINUM MOTOR OIL
100 % FULL SYNTHETIC
POUR MOTEURS À ESSENCE
AMERICAN PETROLEUM INSTITUTE
FOR GASOLINE ENGINES
CERTIFIED
CERTIFIÉ
PERFORMANCE DRIVEN
OUT PERFORMS THE LEADING SYNTHETIC OIL
Motor Oil
5QT
4731ml





REVNATION

PLATINUM MOTOR OIL
100 % FULL SYNTHETIC

POUR MOTEURS À ESSENCE
FOR GASOLINE ENGINES
CERTIFIED ®
AMERICAN PETROLEUM INSTITUTE
CERTIFIÉ

Motor Oil
1QT
946 ml

PERFORMANCE DRIVEN
OUT PERFORMS THE LEADING SYNTHETIC OIL

SAE 5W-30



Vinyl Wraps: Revnation offers car lovers wrap to create a unique and head-turning look that cannot be missed. We offer wraps in multiple styles and colors including Gloss, Matte, Chrome, Structure, and Color Shifting wrap. Unlike other vehicle wraps, our vinyl is stylish in a way that reveals a strong personality, making you the attention on the road. In the meantime, it is also quality-promising enough to protect your car paint from daily wear.



 

Mobile App: The automotive industry is set for a journey of revival and growth. And in this journey, technology has taken the driver's seat. Whether we talk about use of our mobile app industry is under the sway of technology from all ends. As growth and technology partners, we understand how important it is to find the right technology, partners, and solutions to digitize your automotive needs.

Marketing Strategy

We intend to continue expansion in the market by implementing social media platforms to deliver advertising as part of our growth strategy; these platforms include, but are not limited to, Instagram, Twitter, Facebook, Reddit, Hulu, Snapchat, and Waze. For example, we will post engaging car and merchandise videos and pictures, respectively, on Instagram, and TikTok will push advertisements for our offerings by using the "Swipe to Learn More" feature. On Hulu, we will push entertaining commercials and campaigns to promote products. Promotion of our online business through email contact data will also contribute to our market presence. As a result, strategic acquisitions and partnerships will grow our business. As we increase our market footprint, we will have consistent and effective execution of the Revnation brand.

Marketing and Promotional Events:

The Company intends to advertise and promote Revnation on major streaming networks (Hulu, YouTube, Instagram, and Facebook). All advertisements are professional grade marketings ads and run for 1 minute.

Fund Term

Investors should expect an investment of 6 months to one (1) year. Some small investors will be able to receive double they invest after six months after the max target offering is reached. This can happen on a case by case basis, as determined by management. However, when Revnation does reach Maximum Offering, it will file for public trading to allow the shares to be sold on OTC or NYSE after 1 year of the completed REG - CF.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan,

China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which investors can resell their Shares may not develop.
There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities

to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities.

Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, one individual beneficially owns 93.28% of outstanding voting Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $1.00 per interest by us was determined arbitrarily and the current,

estimated valuation of the Company arising from such price per interest in this Offering is $10,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $5,000,000 through the sale of up to 5,000,000 shares of Class C Common Stock, based on a valuation of $10,000,000. This funding will allow for the opening of fuel stations, including charging stations, and warehouses with service bay rentals while maintaining our industry leverage on fuel deployment and logistics.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Dominique L. Nelson	Class C	15,000,000	93.28%	93.28%

Classes of Securities of the Company

Revnation Revitup Inc ("Revnation", the "Company," "we," "us," or "our"), is offering a minimum amount of $1,500,000 (the "Target Offering Amount") and up to a maximum amount of $5,000,000 (the "Maximum Offering Amount") of 5,000,000 Shares at $1.00 per Share, par value $0.001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than May 30, 2024 (the "Offering Deadline"). The Company has 30,000,000 authorized Shares of Common Stock and 0 authorized Shares of Preferred Stock. As of the date of this Offering, 16,080,500 Shares of Class C Common Shares were issued and outstanding in the Company. 93.28% of issued shares prior to the Offering are issued to Dominique L. Nelson.

The Company is offering 5,000,000 Shares at $1.00 per Share, par value $0.001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 21,080,500 Class C Common Shares issued in the Company with the Shares sold through this Offering equaling 23.71% ownership of issued Shares in the Company post offering. The Shares sold are Class C Common Shares that have standard voting rights within the Company.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

No dilution caused to any other class. There is only one Class of Shares, Class C Common Shares.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Valuation is based on industry and market opportunity as well as projections based on those opportunities.

Are there any differences not reflected above between the securities being offered and other classes of security of the issuer?

There is no difference with Class C Common Shares that are outstanding, and those that are being issued.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Principal security holders do have voting rights. Each share they own will be counted as one (1) vote.

Majority holders will have vote power over the minority holders because they hold more shares. However if a group of minority holders hold more than an a majority holder then they are able to vote in that direction.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital shares consists of:

Type	Common
Amount Outstanding	16,080,500
Par Value Per Share	$0.001 per share
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holder of such security (assuming conversion prior to the Offering if convertible securities)	Dominique Nelson 93.28%

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

There are no known risks

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Class C Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


INDEBTEDNESS


The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? [x] Yes [ ] No

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of Previous Offering
Class C Shares	2022	Regulation D	Common Stock	1,080,500	Private Partner Label Fuel, Kenworth T700 18 Wheeler, Freight Liner Cascadia 18 Wheeler

MANAGEMENT DISCUSSION AND ANALYSIS

Revnation Corporation
Management Discussion and Analysis (MD&A)

I. Introduction

A. Brief overview of the company and its operations

- Revnation Corporation is a company that dedicates itself to the automotive community by crafting and supplying high-performance motor oils, high octane race fuels, vinyl wraps, body and performance parts, and more. Revnation Corporation's mission is to "Move car culture forward through events, performance, fueling, and social media." Daily operations consist of communication with partners that help develop products, overseeing the social media platforms, generating new venture press releases, updating the company website, and daily correspondence between the CEO and the President.

B. Purpose of the MD&A

- The purpose of Revnation Corporation's Management Discussion and Analysis (MD&A) is to provide a narrative explanation of the company's financial performance, key trends and uncertainties, as well as future outlook. This MD&A is intended to help Revnation investors fully understand the company's financial and operational results and prospects. The goal of Revnation Corporation's MD&A is to give investors and other stakeholders a comprehensive and transparent picture of the company's financial and operational results, and to help them make informed investment decisions. Through this MD&A, the Corporation will affirm and reaffirm their commitment to transparency and responsible financial reporting.

II. Executive Summary

Revnation Corporation is an innovative provider of automotive products and logistics services, catering to the automotive community with a range of specialized products and solutions. The company is primarily focused on the craft and sale of vinyl wraps, race fuels, and high-octane oils, as well as providing freight forwarding and logistics services for the automotive industry.

Revnation Corporation is committed to providing high-quality products that meet the needs of their customers. They have developed strong relationships with their suppliers to ensure that they can offer a wide range of products at competitive prices. The company also offers exceptional customer service, with a team of knowledgeable and experienced professionals who provide personalized support to their clients.

Revnation Corporation is well-positioned for continued growth in the coming years. The company has a solid foundation, and they are committed to investing in the future to maintain their position as a solidified entity in the automotive industry.

III. Financial Performance

This section provides a full analysis of the corporation's revenue, expenses, and earnings.

REVNATION REVITUP INC.
BALANCE SHEET
December 31, 2022

CURRENT ASSETS:	
Cash	$21,762
Total Current Assets	21,762
NONCURRENT ASSETS	0
TOTAL ASSETS	$21,762
CURRENT LIABILITIES	0
LONG-TERM LIABILITIES	0
TOTAL LIABILITIES	0
MEMBER'S EQUITY	21,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$21,762

REVNATION REVITUP INC.
STATEMENT OF OPERATIONS
From August 01, 2022 (inception) to December 31, 2022

SALES	$0
OTHER INCOME	5
COST OF SALES	0
GROSS PROFIT	5
OPERATING EXPENSES:	
Legal and Accounting	12,000
Startup Costs	4,243
Total Operating Expenses	16,243
OPERATING INCOME (LOSS)	(16,238)
NET INCOME BEFORE TAXES	(16,238)
INCOME TAXES:	
Current	0
Deferred	0
NET INCOME	($16,238)


REVNATION REVITUP INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

From August 01, 2022 (inception) to December 31, 2022


MEMBER'S EQUITY - BEGINNING	$0
Net Income	(16,238)
Common stock 0.001$ par; issued shares, 380,000.	380
Additional paid-in capital	37,620
MEMBER'S EQUITY - ENDING	$21,762


REVNATION REVITUP INC.
STATEMENT OF CASH FLOWS

From August 01, 2022 (inception) to December 31, 2022


ASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	($16,238)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities	0
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	0
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	0
Total Adjustments	0
Net Cash Flows From Operating Activities	(16,238)
ASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	0
Net Cash Flows From Investing Activities	0
ASH FLOWS FROM FINANCING ACTIVITIES:	
Common stock 0.001$ par; issued shares, 380,000.	380
Additional paid-in capital	37,620
Net Cash Flows From Financing Activities	38,000
ET INCREASE (DECREASE) IN CASH	21,762
ASH - BEGINNING	0
ASH - ENDING	$21,762

IV. Operations Overview

A. Description of the company's main business segments and product/service offerings
- Revnation Corporation's main scope of business is to cater to the automotive community by supplying high-performance motor oils, high octane race fuels, vinyl wraps, body and performance parts, and an interactive mobile app (currently in development). The Corporation strives to offer superior service and quality products at an affordable price. As a result, this will attract new customers and expand the target market.

B. Discussion of key trends and challenges affecting the company's operations
- Key trends and challenges to track will be the state of the United States economy/supply chain and the state of the gas/oil industry as electric vehicles increase in demand. Paying special attention to these trends and challenges will determine how the Corporation will adjust and adapt. With respect to the mobile app in development, the Corporation will craft the app based partly based on observing ongoing trends and changes in the cybersecurity community. By understanding this realm, it will ensure that app users' information is protected.

C. Discussion of any major investments or initiatives aimed at improving operations
- Revnation Corporation has invested its own funds into the development of the upcoming Revnation App, which is a mobile platform specifically designed for car enthusiasts. Another investment and initiative are the partnerships that contribute to the development of race fuels, motor oils, vinyl wraps, and other Revnation products. To improve operations, Revnation Corporation also seeks to have these products stocked both physically in stores and online. In addition, the Corporation continuously strives to improve operations through marketing strategies that involve heavy social media presence.

V. Market and Industry Overview

A. Overview of the company's target markets and the broader industry landscape
- Revnation Corporation's target market is the automotive industry and the automotive community. These markets pose as a very promising future prospect as the automotive community is ageless and continuously evolving. It's necessary for car enthusiasts to be recognized for their automotive knowledge, dedication to the culture, as well as their vehicles that tell a picture-perfect story of hard work and individualism.

B. Discussion of key trends and challenges affecting the company's market position
- The challenges with respect to this broader industry landscape surrounds the President Biden's initiative to have more electric vehicles/charging stations on the road, state initiatives to ban modified vehicles, as well as banning and punishing car enthusiasts for high performance parts. Challenges like these can possibly contribute to a downturn in the market.

C. Discussion of any regulatory or legal developments that could impact the company's operations
- The legal landscape concerning the automotive industry has the potential to cause business conflicts. A state ban on modified vehicles and high-performance parts would legally bar the Corporation from supplying parts to that jurisdiction. As a result, this would cause our

target market to shrink if these state laws were to pass. Regulations have also evolved to the point where lawmakers have considered federal bans on not only modified vehicles, but gas-powered vehicles in general. As years pass and these issues continue to be raised, it's possible for Congress to set a path towards full oversight and control of the modified vehicle community.

VI. Risk Factors

A. Discussion of any significant risks and uncertainties facing the company, including operational, financial, legal, and regulatory risks
- Revnation Corporation has a limited operating history, so it will be difficult to project future performance. A global crisis, such as COVID-19, has had (and continues to have) a significant effect on business operations and revenue projections. In addition, the Corporation could be negatively impacted by cyber security threats, attacks, and other disruptions. Also, the Corporation is not subject to Sarbanes-Oxley regulations, which means that the Corporation may lack financial control and procedures of public companies. Due to operating in a highly regulated environment, the Corporation's business could suffer if the Corporation is found to be in violation of and Federal, state, or local laws or regulations that are applicable.

B. Discussion of the company's plans for managing these risks
- Risk and uncertainties will be managed through various strategies. To combat these risks, Revnation Corporation will strive to continue to raise operating capital, operate in a manner that adapts to the ongoing COVID-19 pandemic, establishing best practices to foster a cyber-safe environment, protecting sensitive information, and staying abreast of relevant laws and regulations that tie to the industry.

VII. Future Outlook

A. Discussion of the company's plans and expectations for future performance
- Revnation Corporation has extensive plans for the future. Long-term plans include building and opening stations that support gasoline and electric vehicle (EV) charging. Another long-term plan for the Corporation is to open a string of warehouses that Revnation members (with a paid subscription) can access to work on their vehicles. The service bays will be rentable.

B. Discussion of any significant uncertainties or risks that could impact future performance
- It's difficult to project the supply and demand of EV charging stations since there are car enthusiasts that are still passionate about their gasoline-powered vehicles. With the current state of the nation's economy, the supply chain could be adversely affected. These and other related trends will be tracked and followed. It is also difficult to predict the future of Revnation Corporation due to limited operation history. The Corporation has minimal operating capital, meaning that the foreseeable future will depend on the Corporation's ability to finance operations from the sale of equity or other financing alternatives.

VIII. Conclusion

A. Summary of the key points covered in the MD&A
- Revnation Corporation's mission is to "Move car culture forward through events, performance, fueling, and social media."
- The objective of the Revnation Corporation MD&A was to provide a narrative explanation of the company's financial performance, key trends and uncertainties, as well as future outlook for the Corporation.
- Through transparency and effective reporting, Revnation Corporation's MD&A gave investors and other stakeholders a comprehensive and transparent picture of the company's financial and operational results, they are now able to make informed investment decisions as a result.
- As a rising corporation, Revnation Corporation has a limited operating history, so it will be difficult to project future performance. This is due to global impacts such as COVID-19.

B. Reaffirmation of the company's commitment to transparency and responsible financial reporting
a. Responsible financial reporting and transparency stem from Revnation Corporation's MD&A reporting initiative, which is to give investors and other stakeholders a comprehensive and transparent picture of the company's financial and operational results, and to help them make informed investment decisions. Through this MD&A, the Corporation affirmed their commitment to transparency and responsible financial reporting. This section reaffirms it.



USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$45,000	3%	$150,000
Fuel Production	13.3%	$200,000	6%	$300,000
Motor Carrier Tesla Semi Trucks	23.3%	$350,000	7%	$350,000
Fuel Tankers	6.7%	$100,000	2%	$100,000
Semi Trailers	10%	$150,000	3%	$150,000
Commercial Building	26.7%	$400,000	20%	$1,000,000
Marketing	3.3%	$50,000	1%	$50,000
Mobile LED Screen 53Ft	0%	$0	20%	$1,000,000
Vinyl Wrap Printers	0%	$0	1%	$50,000
AST Fuel Tanks	0%	$0	5%	$250,000
Gas Station Construction	0%	$0	20%	$1,000,000
Cash on Hand	13.8%	$50,000	12%	$600,000
Total	100%	$1,500,000	100%	$5,000,000

*Mundial Financial Group, LLC *shall take three percent (3%) commission of the funds raised in the Offering.*

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: AUDITED FINANCIALS

REVNATION REVITUP INC.

Financial Statements and Independent Auditor's Report

December 31, 2022

REVNATION REVITUP INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Outer Community Builds
LLC

Opinion

We have audited the accompanying financial statements of REVNATION REVITUP INC. (collectively the "Company"), which comprise the balance sheet as of December 31, 2022, and the related statements of operations, member's equity, and cash flows from August 01, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows from August 01, 2022 (inception) to December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

INDEPENDENT AUDITORS'S REPORT (Continued)

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error,
  and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Signer ID: SDPIXQRKA9...

Etiendem LLC, Certified Public Accountant
2807 N. Parham Road, Suite #200
Richmond, VA 23294
May 01, 2023

REVNATION REVITUP INC.
BALANCE SHEET
December 31, 2022

CURRENT ASSETS:	
Cash	$21,762
Total Current Assets	21,762
NONCURRENT ASSETS	0
TOTAL ASSETS	$21,762
CURRENT LIABILITIES	0
LONG-TERM LIABILITIES	0
TOTAL LIABILITIES	0
MEMBER'S EQUITY	21,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$21,762

See accompanying notes to the financial statements.

REVNATION REVITUP INC.
STATEMENT OF OPERATIONS
From August 01, 2022 (inception) to December 31, 2022

SALES	$0
OTHER INCOME	5
COST OF SALES	0
GROSS PROFIT	5
OPERATING EXPENSES:	
Legal and Accounting	12,000
Startup Costs	4,243
Total Operating Expenses	16,243
OPERATING INCOME (LOSS)	(16,238)
NET INCOME BEFORE TAXES	(16,238)
INCOME TAXES:	
Current	0
Deferred	0
NET INCOME	($16,238)

See accompanying notes to the financial statements.

REVNATION REVITUP INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
From August 01, 2022 (inception) to December 31, 2022

MEMBER'S EQUITY - BEGINNING	$0
Net Income	(16,238)
Common stock 0.001$ par; issued shares, 380,000.	380
Additional paid-in capital	37,620
MEMBER'S EQUITY - ENDING	$21,762

See accompanying notes to the financial statements.

REVNATION REVITUP INC.
STATEMENT OF CASH FLOWS
From August 01, 2022 (inception) to December 31, 2022

ASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	($16,238)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities	0
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	0
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	0
Total Adjustments	0
Net Cash Flows From Operating Activities	(16,238)
ASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	0
Net Cash Flows From Investing Activities	0
ASH FLOWS FROM FINANCING ACTIVITIES:	
Common stock 0.001$ par; issued shares, 380,000.	380
Additional paid-in capital	37,620
Net Cash Flows From Financing Activities	38,000
ET INCREASE (DECREASE) IN CASH	21,762
ASH - BEGINNING	0
ASH - ENDING	$21,762

See accompanying notes to the financial statements.

6

REVNATION REVITUP INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

REVNATION REVITUP INC. (the "Company") was formed on August 01, 2022 ("Inception") in the State of Delaware. After a successful corporate launch in Winter 2022, the company started by crafting and preparing the official launch of their new signature "REVNATION REV IT UP Platinum Motor Oil". This high performance, and fully synthetic motor oil will be specifically tailored for modified vehicles seeking performance improvement. In addition, motor oil for heavy-duty vehicles (including 18-wheeler trucks, oil tankers, and other large-scale vehicles) is also in development and nearing completion.

While the company continues to develop, test, and finalize the blends for these fully synthetic motor oils, information about launch dates and arrangements for store shelf placement will be communicated to shareholders and future customers as updates are received. This is another exciting time for the company because they are beyond excited for car enthusiasts to experience their newest automotive product. The goal for REVNATION REV IT UP Platinum Motor Oil is to set itself apart through standalone quality and to become a highly recommended option among the automotive community.

Going Concern and Management's Plans

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next 12 months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our market, or negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year−end is December 31.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP will require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company has $21,762 cash and cash equivalents.

Fair Value of Financial Instrument

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 − Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 − Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 − Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair−value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

The Company will recognize revenue when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange

for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:
1) identify the contract with a customer;
2) identify the performance obligations in the contract;
3) determine the transaction price;
4) allocate the transaction price to performance obligations in the contract; and
5) recognize revenue as the performance obligation is satisfied. No revenue has been generated to date. The primary revenues of the Company will be from rentals of residential units.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more−likely−than−not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in Accounting Standards Codification. Management believes that those issued to date are either already included in the Company's accounting or
  (i)   provide supplemental guidance,
  (ii)   are technical corrections,
  (iii)   are not applicable to us or
  (iv)   are not expected to have a significant impact on our financial statements.

NOTE 4: EQUITY

The company is authorized to issue 10,000,000 shares of Common Stocks at a par value of $0.001 per share. 380,000 shares have been issued to employees for $0.1 per share for a total amount of $38,000. Additional paid-in capital is $37,620 as of December 31, 2022.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

There are no related parties.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through May 01, 2023, the date the financial statements were available to be issued and determined there are no other material events requiring disclosure or adjustment to the financial statement.

EXHIBIT B: SUBSCRIPTION PROCESS



SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber"), desires to become a holder of common shares (the "Shares") of <u>REVNATION REV IT UP, INC.</u>, a corporation organized under the laws of the state of Delaware (the "CORPORATION"); one share of Common Stock has a par value $1.00 per share. Accordingly, the Subscriber hereby agrees as follows:

1.   <u>**Subscription.**</u>

1.1   The Subscriber hereby subscribes for and agrees to accept from the CORPORATION that number of shares set forth on the Signature Page attached to this Subscription Agreement (the "Agreement"), in consideration of $1.00 per share. This offer to purchase is submitted in accordance with and subject to the terms and conditions described in this Subscription Agreement (the "Agreement"). The subscriber acknowledges that the CORPORATION reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the CORPORATION in writing.

1.2   The closing of the Subscription of Shares hereunder (the "Closing") shall occur immediately upon: (i) receipt and acceptance by the CORPORATION of a properly executed Signature Page to this Agreement; and (ii) receipt of all funds for the subscription of shares hereunder.

2.   <u>**Purchase Procedure.**</u> The Subscriber acknowledges that, in order to subscribe for Shares, he must deliver the following to the CORPORATION:

2.1   One (1) executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization; and

2.2   A check, trade draft or media due bill in the amount set forth on the Signature Page attached to this Agreement, representing payment in full for the Shares desired to be purchased hereunder, made payable to the order of **REVNATION REV IT UP, INC.**

3.   <u>**Representations of Subscriber.**</u> By executing this Agreement, the Subscriber makes the following representations, declarations, and warranties to the CORPORATION, with the intent and understanding that the CORPORATION will rely thereon:

3.1   Such Subscriber acknowledges the public availability of the CORPORATION's current offering circular which can be viewed on the SEC Edgar Database, under the **CIK number 00019242790**. This offering circular is made available in the CORPORATION's most recent (CF) Registration Statement deemed qualified on _____, 2023. In this offering, it makes clear the terms and conditions of the offering of Common Stock and the risks associated therewith are described.

3.2   All information herein concerning the Subscriber is correct and complete as of the date hereof and as of the date of Closing.

3.3   If the Subscriber is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Subscription Agreement and all other subscription documents. Upon request of the CORPORATION, the Subscriber will provide true, complete and current copies of all relevant documents creating the Subscriber, authorizing its investment in the CORPORATION and/or evidencing the satisfaction of the foregoing.

4. **Applicable Law.** This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Delaware.

5. **Execution in Counterparts.** This Subscription Agreement may be executed in one or more counterparts.

6. **Persons Bound.** This Subscription Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the CORPORATION and its successors and assigns and on each subscriber and his respective heirs, executors, administrators, successors and assigns.

7. **Notices.** Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission, or sent by certified, registered, or express mail, postage prepaid, to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mail.

8. **CERTIFICATION.** **THE SUBSCRIBER CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.**

[SIGNATURE PAGE FOLLOWS]



SUBSCRIBER SIGNATURE

The undersigned, desiring to subscribe for the number of Shares of REVNATION REV IT UP, INC. (the "CORPORATION") as is set forth below, acknowledges that he/she has received and understands the terms and conditions of the Subscription Agreement attached hereto and that he/she does hereby agree to all the terms and conditions contained therein.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of the date set forth below.

(PLEASE PRINT OR TYPE)

Number of Shares

_____

x $1.00   Per Share

Total Amount of Subscription:

_____

Exact name(s) of Subscriber(s):

_____

Signature of Subscriber(s):

_____
(Signature)

_____
(Print Name)

Date:

_____

Residence or Physical Mailing Address (cannot be a P.O. Box):

_____

_____

_____

Telephone Numbers (include Area Code):

Business: (___) _____   Home: (___)_____

Social Security or Taxpayer Identification Number(s): _____-_____-_____

SUPPLEMENTAL SUBSCRIPTION INFORMATION

EXHIBIT B
FORM OF SHARE CERTIFICATE

NUMBER

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
2022

SHARES

Revnation Revitup Inc.

AUTHORIZED: 10,000,000 SHARES COMMON STOCK $.001 PAR VALUE EACH

This Certifies that _____ is the
registered holder of _____ Shares
of the above named Corporation, transferable only on the books of the Corporation by the
holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed
by its duly authorized officers and its Corporate Seal to be hereunto affixed
this _____ day of _____ A.D. _____



Secretary

President

EXHIBIT C: BYLAWS

EXHIBIT A
BYLAWS OF
Revnation Revitup Inc.

BYLAWS

OF

Revnation Revitup Inc.,
a Delaware Corporation

ARTICLE I

Stockholders

Section 1.1. **Annual Meetings**. An annual meeting of stockholders of Revnation Revitup Inc. (the "Corporation") shall be held for the election of directors on a date and at a time and place either within or without the State of Delaware fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. **Special Meetings**. Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the holders of shares entitled to cast not less than ten percent of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the State of Delaware as may be stated in the notice of the meeting. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 1.3. **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, the general purpose for which the meeting is called.

Section 1.4. **Adjournments**. Any meeting of stockholders may be adjourned from time to time, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. **Quorum**. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy until a quorum is present or represented. Shares of its own capital stock belonging to the Corporation or to another Corporation where the majority of the voting power is held by the Corporation shall nether be entitled to vote nor counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. **Organization**. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. **Voting**. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Section 1.8. **Stockholder's Proxies**. Every person entitled to vote or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act by proxy with respect to such shares. No proxy shall be voted or acted on after three years from its date, unless the proxy provides for a longer period. Every proxy continues in full force and effect until revoked by the person executing it. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.9. **Fixing Date for Determination of Stockholders of Record**. In order that the Corporation may determine the stockholders entitled to notice of any meeting, the Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting, nor shall the record date precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty days prior to such action.

If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; if prior action by the Board of Directors is required, then the record date shall be the close of business on the date the Board of Directors adopts the resolution taking such prior action, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, unless the Board of Directors sets a new record date.

Section 1.10. **Consent of Stockholders in Lieu of Meeting**. Except as otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective unless, within 60 days of the earliest consent, written consents signed by a sufficient number of holders have been delivered to the Corporation.

Unless all stockholders entitled to vote consent in writing, prompt notice of any stockholder approval without a meeting shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that sufficient consents were delivered to the Corporation.

ARTICLE II

Board of Directors

Section 2.1. **Powers; Number; Qualifications**. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided by laws or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors.

Section 2.2. **Election; Term of Office; Resignation; Removal; Vacancies**. Each director shall hold office until a successor has been elected and qualified or until his or her earlier resignation or removal. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any or all of the directors may be removed, with or without cause if such removal is approved by a majority of the outstanding voting shares then entitled to vote on the election of directors. Unless otherwise provided in the certificate of incorporation or in these bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 2.3. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. **Special Meetings; Notice of Meetings; Waiver of Notice**. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Reasonable notice shall be given by the person or persons calling the meeting unless a director signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

Section 2.5. **Participation in Meetings by Conference Telephone Permitted**. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, through the use of conference telephone or similar communications equipment by means of which all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 2.6. **Quorum; Adjournment; Vote Required for Action**. At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be shall be the act of the Board of Directors unless the certificate of incorporation or these bylaws shall require a vote of a greater number.

Section 2.7. **Organization**. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. **Action by Directors Without a Meeting**. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent in writing to such action and such consent is filed with the minutes of the proceedings of the Board of Directors.

Section 2.9. **Compensation of Directors**. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Committees

Section 3.1. **Committees of Directors**. The Board of Directors may designate one or more committees, each consisting of one or more directors. Any committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors, except that no such committee shall have power or authority with respect to the following matters:

a) Approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Corporation Law to be submitted to the stockholders for approval; or

b) The amendment or repeal of the bylaws, or the adoption of new bylaws.

Section 3.2. **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. **Officers; Election**. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and if it so determines, elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles, as it considers desirable.

Section 4.2. **Term of Office; Resignation; Removal; Vacancies**. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. **Powers and Duties**. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these bylaws or in a resolution of the Board of Directors which is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. **Forms of Certificates**. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board of Directors or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Each certificate shall state the number of shares and the class or series of shares owned by such stockholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of each class or series shall be set forth in full or summarized on the face or back of the certificate representing such class or series of stock, provided that in lieu of the foregoing, there may be set forth on the back or face of the certificate a statement that the Corporation will furnish without charge to each stockholder who requests the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of such class or series.

Section 5.2. **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates**. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records

Section 6.1. **Records**. The Corporation shall keep a stock ledger, a list of stockholders and other books and records as may be required to run the Corporation. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 6.2. **Form of Records**. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, computer discs, magnetic tape, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. **Fiscal Year**. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. **Seal**. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. **Waiver of Notice of Meetings of Stockholders, Directors and Committees**. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before of after the time stated therein, shall be deemed equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless required in the certificate of incorporation or these bylaws.

Section 7.4. **Interested Directors; Quorum**. No contract or transaction between the Corporation and one or more of its directors or between the Corporation and any other Corporation, firm or association in which one or more of its directors are directors, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or directors are present at the meeting of the Board of Directors or committee thereof which authorizes, approves or ratifies the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the stockholders and such contract or transaction is specifically approved by the stockholders in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5. **Indemnification**. The Corporation shall have the power to indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or instate is or was a director, officer or employee of the Corporation serves or served at the request of the Corporation as a director, officer, employee or agent of another enterprise. Expenses, including attorneys' fees, incurred by any such person in defending against such action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt by it of an undertaking of such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation absorbed by the Corporation in consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include services as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonable believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 7.6. **Amendment of Bylaws**. These bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The stockholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

[Remainder Intentionally Left Blank.]

ADOPTION OF BYLAWS BY SOLE INCORPORATOR

OF

Revnation Revitup Inc.

The undersigned, as sole incorporator of Revnation Revitup Inc., a Delaware corporation (the "Corporation"), hereby adopts the attached bylaws as the bylaws of the Corporation.

Executed as of August 4, 2022.



_____

By: Cheyenne Moseley, Assistant Secretary
LegalZoom.com, Inc., Sole Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION
OF BYLAWS BY SOLE INCORPORATOR

OF

Revnation Revitup Inc.

The undersigned, Jonatan Cordon, as Secretary of Revnation Revitup Inc., a Delaware corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the person appointed in the Certificate of Incorporation to act as the sole incorporator of the Corporation on the date set forth below.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of August 4, 2022.

Jonatan Cordon·
Secretary

EXHIBIT D: ARTICLES OF INCORPORATION

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
REVNATION REVITUP INC

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH_____" so that, as amended, said Article shall be and read as follows:

FOURTH. The corporation is authorized to issue one class of stock to be designated " Common Stock." The total number of shares which the corporation shall have the authority to issue is 30000000 shares of Common Stock, and the par value of each of such shares is .001.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22_____ day of May_____, 20 23_____.

By: *Dominique L Nleson*_____
Authorized Officer
Title: President_____

Name: Dominique Nelson_____
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 05/27/2023
FILED 10:00 AM 05/27/2023
SR 20190493025 - File Number 6948474

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:58 PM 08/01/2022
FILED 04:58 PM 08/01/2022
223145132 - File Number 6948474

CERTIFICATE OF INCORPORATION
OF
Revnation Revitup Inc.

FIRST. The name of the corporation is Revnation Revitup Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 221 N. Broad St., Suite 3A, Middletown, DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 10000000 shares of Common Stock, and the par value of each of such shares is .001.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: August 1, 2022

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary